Exhibit 99.1

F e b r u a r y 2 0 2 6 Find, mine and deliver the planet's most important and essential minerals that enable the world and humankind to create, innovate, and prosper. Fourth Quarter 2025 Presentation of Financial Results February 27, 2026

2 Forward - Looking Information This presentation contains “forward - looking information” and “forward - looking statements”, as defined in applicable securities laws (collectively, “forward - looking statements”) including the Private Securities Litigation Reform Act of 1995 which include, but are not limited to, statements with respect to the activities, events or developments that we expect or anticipate will or may occur in the future, including our guidance and targets . Known and unknown risks, uncertainties and other factors, many of which are beyond our ability to predict or control, could cause actual results to differ materially from those contained in the forward - looking statements . Non - IFRS Financial Measures Set out below are reconciliations for certain non - GAAP financial measures (including non - GAAP ratios) utilized by the Company in this Earnings Release : Adjusted EBITDA ; Adjusted net Income, cash operating costs per gold equivalent ounce sold ; AISCs ; Net Debt ; and Adjusted EBITDA Margin, which are non - GAAP financial measures . These non - GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies . The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS . Technical Information The technical information in this presentation has been approved and verified by Farshid Ghazanfari, P . Geo . , who is the Qualified Person as that term is defined under NI 43 - 101 and S - K 1300 for Aura . Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability . All technical information relating to Aura’s properties and the Company’s mineral reserves and resources is available on SEDAR at www . sedar . com and EDGAR on www . sec . gov . Readers are also advised to refer to the latest annual information form and technical reports of the Company as well as other continuous disclosure documents filed by the Company available at www . sedar . com and www . sec . gov .

Fourth Quarter 2025 Results Operational Performance and Highlights

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Executive Summary – Q4 2025 Highlights 4 • Record Quarterly Production: 82.1k gold equivalent ounces (GEO), up 11% from Q3 2025 and 23% from Q4 2024 at current metal prices. At constant prices, it was a record high, up 12% QoQ and 30% YoY . • Strong Annual Production: 280.4 k GEO, up 9% at constant prices. At 2025 guidance prices (ex - MSG), production was 285.4 k GEO , achieving the upper half of the 266k - 300k GEO of the Guidance. • Record Adjusted EBITDA : Q4 hit $207.9 M (US$ 4,090 / Oz Gold Price) and sixth consecutive quarterly record), up 37% QoQ and 162% YoY. FY $ 547.8 M (US$ 3,446 / Oz Gold Price) • AISC Performance : Q4 AISC $1,521/GEO, up 9% QoQ at current prices, due to MSG ($3,132/GEO) and Aranzazu GEO conversion. Ex - MSG and at constant prices: $1,363/GEO (+3% QoQ, - 1% YoY), benefiting from Borborema's low costs. FY AISC $1,458/GEO (+10% YoY); at constant prices ex - MSG: $1,346/GEO (+2% YoY); below guidance prices ($1,374 - $1,492 range). • Strong Recurring Free Cash Flow : Q 4 $ 96 M , up 29 % QoQ and 43 % YoY, driven by record Adjusted EBITDA, offset by gold hedge losses, and temporary increase in working capital . FY $ 256 M, up 31 % YoY . • Improved Net Debt ratios : Ended 2025 at $ 117 . 6 M ( 0 . 3 x LTM EBITDA) , up QoQ from MSG acquisition ( $ 72 . 8 M), but down 32 % YoY from strong cash flows and $ 200 M NASDAQ IPO net proceeds . • Net Loss of US $ 20 . 0 M, non - cash losses related to the MTM of gold collars (US $ 81 . 7 million) . Excluding the non - cash losses, adjusted Net Income was positive at US $ 73 million . In 2025 , Net Loss reached US $ 80 . 8 M, also mainly due to mark - to - market (MTM) impact non - cash of gold hedges . Excluding this impact, Adjusted Net Income was US $ 206 M . • 2026 Guidance forecasts : production up to 340 k (+ 20% ) to 390 k (+ 36% ) GEO . AISC increase due to MSG, metal prices and mine sequencing/ expansion in Almas, while Borborema becomes the lowest AISC of Aura . • Additional events : o Acquisition of Mineração Serra Grande (“MSG”) closed in December 2025. o Construction license obtained and start of Early Works at the Era Dorada Project o Borborema reserves increased to 1.5 million Oz (+82%) . Agreement for road relocation approved by DNIT. o February 2026 ADTV beyond US$ 100 million (Nasdaq + B3) o Q4 dividends of US$0.66 per share. Again, top dividend yield company with 6.2% in the LTM

Advancing Safety Culture: Another quarter with no LTI across all Aura’s operations and projects Safety of our Employees During Q 4 2025 , the Company maintained a consistent safety performance, with no Lost Time Incidents (LTIs) recorded across all operations and projects . Aura has now achieved 18 consecutive months without an LTI and has recorded only one case since 2023 , even while expanding its activities, including the construction o f the Borborema . At Borborema, our newest operational unit, the team has maintained strong safety results, surpassing 1 , 250 days without an LTI, from the beginning of the project through the start of commercial production . This achievement highlights the deep sense of commitment and accountability among our teams, which continues to support safe and reliable performance both at the site and across the Company . Stability of our Structures During the quarter, Aura’s dams, waste dumps and heap leach pads that are currently in operation or that are on care and maintenance were all satisfactorily stable and comply with all current legislation . In December 2025 , Aura Minerals' tailings dams in operation in Brazil received the Declaration of Stability Condition, issued by an independent external consultant and was filed with the ANM in accordance with the country's legal requirement . Independent external consultants (Geoconsultoria and GeoSafe) carried out monthly assessments of the stability and safety conditions of all Aura's geotechnical structures in operation , and all currently have satisfactory stability conditions .

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Q 4 2025 production reached 82 k, and 280 k in 2025 . On Guidance prices the production was 285 k 6 Quarterly Production 000 GEO¹ , ² Quarterly Production by Business Unit 000 GEO¹ , ² LTM 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold . The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant periods . 2. It is a non - IFRS measure . See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed on on SEDAR+ at www . sedarplus . ca and EDGAR at www . sec . gov 3. At constant prices . “Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices . For more details access the Earnings Releases on https : //www . auraminerals . com/en/investors/results - center/ Aranzazu³ : At constant prices, production was 7 % lower QoQ and 7 % lower YoY, due to lower grades of copper, silver, and gold from planned mine sequencing and i n line with Guidance . Apoena : Mostly in line with Q 3 2025 and the Company’s plan . In 2025 , Apoena produced 35 k GEO, - 5 % below 2024 as expected, but above the 2025 Guidance . Above Guidance . Minosa : Q 4 production totaled 18 k GEO, - 2 % QoQ and + 8 % YoY, mainly due to the impact of the rainy season . In 2025 , production was 72 k GEO, - 9 % vs 2024 mainly due to lower ore feed and weather issues, consistent with Aura’s expectations . In line with Guidance . Almas : From 15 k GEO in Q 3 2025 to 15 , 872 GEO in Q 4 2025 (+ 5 % QoQ), due to higher ore processed volumes and results of the plant expansion . 2025 production was 57 k GEO, + 5 % vs 2024 . In line with Guidance . Borborema : Q 4 production totaled 15 , 777 GEO, + 54 % QoQ, reflecting progress along the ramp - up curve . In 2025 , production was 28 k GEO, due to lower grade fed during the ramp - up phase until recoveries stabilized . Below Guidance . MSG: Addition of MSG from December 2025, which produced 4,761 GEO in the month. 69 68 64 68 66 60 64 74 82 236 251 266 269 267 259 259 265 280 Q4 2023 Almas Minosa Apoena Aranzazu Borborema Q1 Q2 Q3 Q4 Q1 Q2 2024 2024 2024 2024 2025 2025 Q3 Q4 2025 2025 MSG 20 22 22 19 9 8 9 9 18 18 18 18 13 13 15 16 3 10 16 5 60 64 74 82 Q1 Q2 2025 2025 Q3 Q4 2025 2025 83 35 71 57 29 5 2025 280

Q4 2025 | 2025 AISC


AISC at constant prices and ex MSG : $ 1,363
AISC at constant prices and ex MSG : $ 1,346
AISC[1]
US$/GEO[2]
1,328
1,292
1,372
1,461
1,449
1,396
1,521
1,458
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
2025

1. This refers to All In Sustaining cash operating costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earning release report accompanying our financial statements filed from time to time on Sedar+ at www.sedarplus.cam and EDGAR at www.sec.gov
2. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period.

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aura 360° MINING

- **Aranzazu:** In 2025, AISC at constant 2024 metal prices was in line with 2024 despite lower production, mainly due to a substantial reduction of expansion capex as 2024. **In line with Guidance**
- **Apoena:** AISC was US$2,427/GEO, -3% YoY, due to the lower G&A and decreased lease expenses. In 2025, AISC was US$ 2,007/GEO, +9% 2024, due to higher CAPEX as planned and better than expected . **Below Guidance**
- **Minosa:** AISC was for Q4 2025 was US$1,267/GEO, down 2% QoQ. In 2025, AISC was US$1,297/GEO, +8% 2024, reflecting the impact of lower production but as planned. **In line with Guidance**
- **Almas:** AISC was US$962 /GEO in Q4 2025, -15% from Q3 2025, due to better operational performance. In 2025, Almas AISC was US$1,150/oz in line with 2024. **In line with Guidance**
- **Borborema:** AISC was US$1,111/GEO in Q4 2025, benefiting from increase in production. AISC of 2025 was US$ 1,175/GEO, as result of cost reduction initiatives. **In line with Guidance**
- **MSG:** AISC was US$3.132/GEO in Q4 2025

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NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Production, CC and AISC met or exceeded our Annual Guidance 2025 8 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2025 according to market consensus projections 2. This refers to cash operating costs per gold equivalent ounce sold 3. This refers to all in sustaining cost per gold equivalent ounce sold 4. It is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov 5. Not including the development of Matupa or other expansionary projects in the 2026 Expansion Capex; if the Company’s Board of Directors approves new investments, the Company will inform the market and update is Expansion Capex guidance for 2026. 2025 Production, Cash Cost, AISC and Capex guidance vs. Actuals & 2025 Guidance Production Guidance Aura Consolidated thousand GEO 1,4 Cash cost 2, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO AISC 3, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO Capex Guidance Aura Consolidated $ million 53 15 111 2025 99 - 106 10 - 13 40 - 47 2025 Guidance New projects + Expansion Exploration Sustaining 179 149 - 167 2025 2025 at Guidance metal prices 2025 Guidance 1,136 1,070 1,191 2025 2025 at Guidance metal prices 2025 Guidance 1,492 1,374 1,078 280 285 266 300 1,458 1,368 Lower end of the guidance range Upper end of the guidance range 2025 2025 at Guidance metal prices 2025 Guidance

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com 2026 Production, Cash Cost, AISC and Capex Guidance 9 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2026. according to market consensus projections 2. This refers to cash operating costs per gold equivalent ounce sold 3. This refers to all in sustaining cost per gold equivalent ounce sold 4. It is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov 5. Not including the development of Matupa or other expansionary projects in the 2026 Expansion Capex; if the Company’s Board of Directors approves new investments, the Company will inform the market and update is Expansion Capex guidance for 2026. Production Guidance Aura Consolidated thousand GEO 1,4 Cash cost 2, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO AISC 3, 4 per GEO 1 sold Guidance Aura Consolidated $/ GEO Capex Guidance Aura Consolidated $ million 53 15 111 2025 111 - 130 19 - 25 105 - 123 2026 Guidance New projects + Expansion Exploration Sustaining 179 236 - 278 1,136 1,303 2025 2026 Guidance 1,411 1,458 1,720 2025 2026 Guidance 285 340 Lower end of the guidance range Upper end of the guidance range 2025 2026 Guidance 390 Ex MSG $ 1,151 - 1,239/GEO 1, 865 Ex MSG $ 1,488 - 1,601/GEO At 2026 prices: US$1,140 At 2026 prices: US$1.451 Aranzazu : impacted by metals prices and lower grades (mine sequencing) Production Guidance Breakdown 37 50 57 63 65 68 44 60 76 77 70 63 Aranzazu Borborema Minosa Almas MSG Apoena

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2026 AISC, Sustaining Capex and Expansion Capex increase rational aura 360° MINING

AISC[3, 4] per GEO[1] sold Guidance
Aura Consolidated
$/ GEO



+262-407
1,865
1,458
1,720
2025
2026 guidance

Main drivers for increase

- Mine push back / higher strip ratio with and lower grades, due to mine sequencing and tailing dam expansion



70%-80%
~5%
10%-15%
MSG
Metal prices effect
Almas
Other impacts

Sustaining Capex
($ million)



+ 52-70
123
18
53
105
2025
2026 guidance

Main drivers for increase

- MSG: 65%-70% (UG mine and turnaround year)
- Almas: 15% - 20% (mine sequencing and mine development)
- Borborema first full year

New projects + Expansion Capex
($ million)



132
113
113
2025
2026 guidance

Main projects

- Almas UG and Plant Expansion
- Apoena Nosde Develp, 2nd year
- Borborema (filter press expansion and engineering studies for expansion)
- Era Dorada Early Works
- Others (Matupa, Minosa)

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2025 according to market consensus projections
2. This refers to cash operating costs per gold equivalent ounce sold
3. This refers to all in sustaining cost per gold equivalent ounce sold
4. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov
5. Not including the development of Matupa or other expansionary projects in the 2025 Expansion Capex. If the Company's Board of Directors approves new investments, the Company will inform the market and update is Expansion Capex guidance for 2025.

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NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Borborema 11 Site General Layout (Source: Deswik) Highlights of the Updated Feasibility Study and the Project: • Life of Mine 20 Years and 5 months: Weighted average annual gold production is estimated at 65 koz, with an estimated LOM of 20.5 years, based on Mineral Reserves estimated in accordance with S - K 1300 guidelines. • Robust Project Economics: Net present value (“NPV”) of US$612.5 million (from 182 million of the previous FS) and after - tax IRR of 42.8 % when using the weighted average gold price of USD 2,274/Oz considering all the operational years and the exchange rate used was BRL 5.70 for USD 1.00 in 2025 onwards. Aura Signed the Agreement to Relocate Road at the Borborema Mine Unlocking an additional 670 Koz of gold in Mineral Reserves, totaling 1.5 Moz

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Aura’s ADTV has increased several times in the past few months, exceeding USD 100MM so far in February/2026 12 Source: Bloomberg, retrieved on February 11 th , 2026

Fourth Quarter and Full Year 2025 Results Financial Results

14 Sixth consecutive record - high Adjusted EBITDA of US$208 million and Net Debt was US$118 million at the end of Q4 2025 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earning release report accompanying our financial statements filed from time to time on SEDAR at www.sedar.com and EDGAR at www.sec.gov Net Revenues in US$ million Adjusted EBITDA 1 in US$ million Net Income in US$ million Cash and Net Debt 1 in US$ million LTM Adjusted Ebitda LTM Net Income Cash Net Debt Consolidated Financials – Summary page LTM Net Revenue Adjusted Net Income: 25 Mostly non cash losses related to gold hedges MTM ND / LTM EBITDA 27 Q4 2024 Q1 2025 Q4 2024 Q1 2025 16 - 73 8 6 - 20 - 31 - 49 - 44 - 79 Q4 2024 - 95 Q1 2025 187 272 280 64 118 270 198 168 351 286 40 Q4 2024 0.7 Q2 2025 0.8 Q2 2025 Q2 2025 37 Q2 2025 Q1 2025 0.9 Q3 2025 172 162 189 248 322 549 624 679 772 922 79 81 106 152 208 267 295 344 419 547 Q3 2025 Q3 2025 0.2 69 Q3 2025 Q4 2025 Q4 2025 0.28 Q4 2025 Q4 2025 73

15 Adjusted EBITDA of US$208 million, with strong financial performance in all business units 1. 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on sedar+ at www.sedarplus.ca and EDGAR at www.sec.gov Adjusted EBITDA 1 to Net Income Q4 2025 US$ million 208 Adjusted EBITDA (27) Depreciation and amortization (123) Financial expense (62) Income tax expense (16) Other expenses 82 Unrealized gain (loss) on derivative transactions 3 Foreign exchange 8 Deferred taxes over non monetary items Adjusted net income - 20 Net income 73 Non - cash impact • Almas: 50.7 • Borborema: 49.2 • Minosa: 47.9 • Aranzazu: 41.0 • Apoena: 21.7 • MSG: 9.6 • Corporate and projects: (12.0) • Non - cash losses related to gold hedges: US$(81.7) • Realized losses with gold hedges: US$ (21.6)

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Strong cashflow from operations, combined with higher gold prices and sales volume increase aura 360° MINING

Change in Cash position[1] – Q4 2025 (Managerial view)
US$ million


Investment for growth
(103)
+94
351
Cash position, September 30, 2025
208
Adjusted EBITDA
3
Exploration Expense
(22)
Adjusted CAPEX
(43)
Changes in WC and others
(28)
Income Taxes paid
(2)
Lease Payments
(22)
Realized losses w/ gold hedges
445
Subtotal
(3)
Exploration Expenses
(2)
Exploration CAPEX in Projects
(22)
Expansion CAPEX
(73)
MSG Acquisition
(3)
Acquisition Altamira shares
343
Subtotal
(8)
Interest Paid (net of swap derivatives)
(9)
Proceeds from Debt / Repayments
(40)
Dividends
3
FX on cash & equivalents and others
289
Cash position, December 31, 2025

1. Adjusted Capex includes Sustaining Capex and Exploration Capex for the mines in production.
2. Cash position includes "Cash and Equivalents", "Restricted Cash" and "ShortTerm Investments"
3. MSG Acquisition includes US$ payables acquired which were part of the purchase price consideration. For this analysis, such consideration was included in "MSG Acquisition" and excluded from changes in working capital and is not consistent with the presentation of such accounts in the Company`s 2025 Financial Statements

1. This is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on sedar+ at www.sedarplus.ca and EDGAR at www.sec.gov

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Strong cashflows from operations, combined with better operational performance and net proceeds from Nasdaq IPO

Change in Cash position[1] –2025 (Managerial view)

US$ million



Investment for growth
(220)
+253
270
548
8
(62)
(83)
(85)
(16)
(57)
524
(8)
(6)
(111)
(91)
(4)
303
(36)
(63)
(116)
200
1
289
Cash position, December 31, 2024
Adjusted EBITDA
Exploration Expense
Adjusted Capex
Changes in WC and Others
Income Taxes paid
Lease Payments
Realized losses w/ gold hedges
Subtotal
Exploration Expenses
Exploration CAPEX in Projects
Expansion CAPEX
Bluestone and MSG Acquisition
Acquisition of Altamira shares
Subtotal
Interest Paid (net of swap derivatives)
Proceeds from Debt / Repayments
Dividends and Share Repurchase
Net Proceeds from IPO
FX on cash & equivalents
Cash position, December 31, 2025

1. Adjusted Capex includes Sustaining Capex and Exploration Capex for the mines in production.
2. Cash position includes "Cash and Equivalents", "Restricted Cash" and "ShortTerm Investments"
3. MSC Acquisition includes US$ payables acquired which were part of the purchase price consideration. For this analysis, such consideration was included in "MSC Acquisition" and excluded from changes in working capital and is not consistent with the presentation of such accounts in the Company`s 2025 Financial Statements

1. This is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed from time to time on sedar+ at www.sedarplus.ca and EDGAR at www.sec.gov

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Contact: Investor Relations – Natasha Utescher natasha . utescher@auraminerals . com ri@auraminerals . com www.auraminerals.com

Q&A